Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated January 10, 2011
Registration No. 333-160480
Supplementing the Preliminary
Prospectus dated January 10, 2011
and Prospectus dated July 8, 2009

SENIOR HOUSING PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated January 10, 2011 to the Prospectus dated July 8, 2009.

PRICING TERM SHEET

Issuer:	Senior Housing Properties Trust

Security:	4.30% Senior Notes due 2016

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Expected Ratings (Moody’s / S&P)*:	Baa3 / BBB-

Trade Date:	January 10, 2011

Settlement Date:	T + 3; January 13, 2011

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2011

Principal Amount	$250,000,000

Maturity:	January 15, 2016

Benchmark Treasury:	2.125% U.S. Treasury due December 31, 2015

Benchmark Treasury Price and Yield:	100-31+ / 1.916%

Spread to Benchmark Treasury:	+262.5 basis points

Yield to Maturity:	4.541%

Coupon (Interest Rate):	4.30% per annum

Price to Public:	98.931% of principal amount, plus accrued interest, if any, from January 13, 2011

Net Proceeds:	$245,827,500 (before expenses)

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 40 basis points. If the notes are redeemed on or after October 15, 2015, the redemption price will not include a make-whole amount.

Pro Forma Ratio of Earnings to Fixed Charges:(1)	Three Months Ended September 30, 2010	Year Ended December 31, 2009
	2.1x	2.5x

CUSIP / ISIN:	81721M AF6 / US81721MAF68

(1) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to net income. Fixed charges consist of interest costs, any interest component of capitalized lease expense, amortization of debt discounts and deferred financing costs.

Joint Book-Running Managers:	UBS Securities LLC

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Joint Lead Managers:
Jefferies & Company, Inc.

Morgan Stanley & Co. Incorporated

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Keegan & Company, Inc.

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Capital One Southcoast, Inc.

Comerica Securities, Inc.

Credit Agricole Securities (USA) Inc.

Daiwa Capital Markets America Inc.

ING Financial Markets LLC

Macquarie Capital (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus if you request it by calling UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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